Exhibit 99.2

First Quarter Report

2006

For the period ended March 31, 2006

Dated May 8, 2006

PreMD Inc.
Toronto Stock Exchange: PMD
American Stock Exchange: PME
www.premdinc.com

PreMD First Quarter 2006 Report	2

MESSAGE TO SHAREHOLDERS

PreMD Inc. is pleased to announce financial results for the first quarter of fiscal 2006 ended March 31, 2006 (Q1 2006).

Operational Overview
Recent highlights include:
•	Achieved enrollment and testing of 5,000 volunteers in life insurance industry study (PREPARE) with PREVU* LT;
•	Increased size of the I-ELCAP study (Toronto site) with LungAlert™ by 500 patients;
•	Completed development of a standalone color reader for PREVU* Point of Care (POC) Skin Sterol Test, which is expected to enhance PREVU*’s market appeal;
•	Presented data on the company’s cancer detection technologies at an M.D. Anderson Cancer Center symposium titled Tumor Markers for Personalized Medicine: The New Frontier;
•	Presented PREVU* data at the American Heart Association’s 7th Annual Arteriosclerosis, Thrombosis and Vascular Biology Conference; and
•	Received a new patent related to the skin sterol technology.

We are on plan to achieve our stated objectives for 2006, particularly with the advancement of clinical trials for our product pipeline. We are currently evaluating data from 5,000 volunteers in the PREPARE study, which may enable us to make a regulatory submission for PREVU* LT in the United States, Canada and Europe in 2006, positioning us to receive milestone payments from McNeil. This second PREVU* product, geared toward the life insurance industry, provides us with additional revenue opportunities in important markets.

In addition, we have accelerated other key clinical studies, including PASA, which is aimed at expanding PREVU*’s claim for use in the U.S. to include risk assessment of heart attack, and the I-ELCAP trial, which will give us important new data on LungAlert™ later this year. We are very pleased with the advancements we are making with all of these studies.

During the quarter we completed development of a second-generation standalone spectrophotometer, or color reader, for PREVU* POC. This new reader is portable and operable in any setting, such as a retail pharmacy, thereby offering users greater flexibility, and is significantly lower in cost than the reader currently used in the test. The performance characteristics of the new reader are currently being documented in preparation for a Special 510(k) submission to the Food and Drug Administration (FDA).

Additionally, a patent titled Method of Determining Skin Tissue Cholesterol, which describes an alternative method of using reagents for the measurement of cholesterol on the skin surface, was granted in Canada, adding to PreMD’s proprietary position in regard to skin sterol testing. This patent has been granted in the United States and Japan and is pending in Europe.

Financial Overview
The consolidated net loss for Q1 2006 was $2,374,000 or $0.11 per share compared with a loss of $1,302,000 or $0.06 per share for the quarter ended March 31, 2005 (Q1 2005), primarily due to increased research and development expenses related to the acceleration of clinical trials in Q1 2006 and to interest and imputed interest expenses on convertible debentures issued on

PreMD First Quarter 2006 Report	3

August 30, 2005. We expect research and development expenses to return to lower than historical levels in the second half of fiscal 2006. Cash used to fund operating activities during Q1 2006 amounted to $755,000 compared with $1,730,000 in Q1 2005, the decrease resulting from a reduction in accounts receivable.

Total product related sales to McNeil Consumer Healthcare were nil for Q1 2006 compared with $12,000 for Q1 2005 because McNeil had inventory from their 2005 marketing programs and did not need to place any additional orders for PREVU*. License revenue was $77,000 for Q1 2006, equal to that of Q1 2005.

PREVU* Commercialization Update
McNeil is advancing initiatives in targeted segments of the risk assessment market as well as the life insurance industry.

•
Most recently, McNeil showcased PREVU* POC to cardiologists and other medical professionals at the American College of Cardiology annual meeting, and will be attending the annual conferences of the European Society of Cardiology and Canadian Cardiovascular Society later this year. McNeil is also continuing to promote PREVU* directly to specific health care programs and providers, including screening clinics where cardiovascular risk assessment is conducted.

•
In March, McNeil initiated a pilot program in the U.S. with a major North American retail chain at two locations in Florida. Additionally, McNeil plans to significantly extend its previous retail pilot program in Quebec this fall in response to favorable customer and retailer feedback.

•	McNeil is currently evaluating opportunities in the occupational health market, which includes employee health fairs and programs, and has recently established an industry advisory board.

•
In the life insurance testing market, McNeil continues to meet with life insurance companies to prepare for the launch of PREVU* LT. Additionally, McNeil plans to initiate a pilot program in Ireland with a tele-underwriting firm that conducts interviews by phone with candidates for life insurance. When required, candidates are referred to a pharmacy to undergo select tests, including PREVU* POC.

Fiscal 2006 Outlook
A number of McNeil’s market evaluations for PREVU* are gaining traction, which we expect to see build through the year. Our focus is on accelerating and concluding several of our clinical and development initiatives for our skin sterol technology and cancer portfolio. At the same time, we expect additional revenues and milestone payments related to the successful completion of our strategic objectives. As these goals are achieved, we expect to move towards breaking even, possibly by the end of 2006.

PreMD’s fiscal 2006 objectives include:

•	Achieve regulatory clearance for PREVU* LT to enable marketing launch;

PreMD First Quarter 2006 Report	4

•	Achieve new regulatory claim for PREVU* in U.S. as a test to predict risk of heart attack and stroke;
•	Complete analysis of new LungAlert™ data and expand participation in I-ELCAP to additional sites;
•	Complete pivotal study for the breast cancer test at the University of Louisville and initiate an additional clinical trial for ColorectAlert™; and
•	Conclude a strategic partnership for PreMD’s cancer products.

PreMD is building a world-class portfolio of predictive medicine technologies. Overall, we are making excellent progress towards our strategic goals while building international enthusiasm and acceptance of new approaches to screening for disease.

We appreciate your continuing support.

Sincerely,

Brent Norton, MD, MBA
President and Chief Executive Officer

PreMD First Quarter 2006 Report	5

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This report contains forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results or outcomes to differ materially from those described in such forward-looking statements. Investors should consider each of the following factors as well as other information in the Annual Report, the Annual Information Form and Form 20-F for the year ended December 31, 2005 in evaluating PreMD’s business and its prospects. These documents are available on SEDAR at www.sedar.com and/or on Edgar at www.edgar-online.com.

Overview

PreMD Inc. (“PreMD” or the “Company”), formerly IMI International Medical Innovations Inc., is a predictive medicine company dedicated to improving health outcomes with non- or minimally-invasive tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer.

PreMD’s products are designed to identify those patients at risk for disease. With early detection, cardiovascular disease and cancer can be more effectively treated, or perhaps even prevented altogether. PreMD is developing easy-to-use, accurate and cost-effective tests designed for use right at the point-of-care, in the doctor’s office, at the pharmacy, and, eventually, in some cases, right at home.

Our product development pipeline includes:

Coronary Artery Disease (CAD) Risk Assessment:
•	PREVU* Point of Care (“POC”) Skin Sterol Test (cleared for sale in the U.S. (CLIA-exempt), Canada and Europe)
•	PREVU* LT Skin Sterol Test, a lab-processed format
•	PREVU* PT Skin Sterol Test, a consumer format

Cancer Screening Tests:
•	ColorectAlert™
•	LungAlert™
•	Breast cancer test

Operating Results

Net Loss
The consolidated net loss for the three months ended March 31, 2006 (Q1 2006) was $2,374,000 or $0.11 per share compared with a loss of $1,302,000 or $0.06 per share for the quarter ended March 31, 2005 (Q1 2005). The increase was almost entirely attributable to expenses related to the acceleration of clinical trials in Q1 2006 and to interest and imputed interest expenses on convertible debentures issued on August 30, 2005.

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Revenue
Total product-related sales to our licensee, McNeil Consumer Healthcare (“McNeil”), were nil for Q1 2006 compared with $12,000 for Q1 2005 because McNeil had inventory from their 2005 marketing programs and did not place any additional orders for product in Q1 2006. License revenue was $77,000 for Q1 2006, the same as for Q1 2005. License revenue consists primarily of the upfront cash payments received in accordance with the respective worldwide and Canadian licensing agreements which were deferred and recognized into income on a straight-line basis over the terms of the agreements.

Research and Development
During Q1 2006, the Company focused on accelerating the clinical trials to obtain additional claims for PREVU* POC and to obtain regulatory clearance for PREVU* LT. As a result, research and development expenditures for the quarter increased by $874,000 to $1,516,000 from $642,000 in Q1 2005. The Company expects research and development expenses to return to lower than historical levels in the second half of fiscal 2006. The variance for the period reflects:
•	an increase of $725,000 in spending on clinical trials for skin cholesterol, particularly related to the insurance trial, as well as the trials for the lung and breast cancer technologies; and
•	an increase of $62,000 in legal fees on intellectual property, primarily related to the two U.S. patents for skin cholesterol that had been deemed abandoned in 2004.

General and Administration
General and administration expenses amounted to $640,000 for Q1 2006 compared with $764,000 in Q1 2005, a decrease of $124,000. The decrease for the quarter reflects:
•	a decrease in stock-based compensation, a non-cash expense, of $29,000 to $70,000 for Q1 2006 compared with $99,000 for Q1 2005;
•	an increase of $29,000 in professional fees for legal, audit and human resources;
•	a decrease of $51,000 in consulting expenses related to investor communications; and
•	a decrease of $74,000 (to nil) in professional expenses related to the 2004 unsolicited offer to acquire the shares of IBEX Technologies Inc.

Interest on Convertible Debentures
Interest on convertible debentures (issued on August 30, 2005) amounted to $166,000 in Q1 2006 compared with nil in Q1 2005. The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or stock. The amount paid during Q1 2006 was paid in cash. Imputed interest of $199,000 in Q1 2006 (compared with nil in Q1 2005) represents the amortization of the fair value of the warrants and equity component of the debentures.

Amortization
Amortization expenses for equipment and acquired technology for Q1 2006 amounted to $44,000 compared with $52,000 for Q1 2005. Purchases of capital assets, primarily in support of our clinical trial program, amounted to $18,000 during Q1 2006 compared with $82,000 in Q1 2005. Amortization of deferred financing fees related to the convertible debentures amounted to $33,000 in Q1 2006 compared with nil in Q1 2005. The financing fees are being amortized over the life of the convertible debentures.

PreMD First Quarter 2006 Report	7

Recoveries and Other Income
Interest income amounted to $87,000 for Q1 2006 compared with $29,000 for Q1 2005 as a result of higher cash balances. Refundable scientific investment tax credits (“ITCs”) accrued for Q1 2006 amounted to $60,000 versus $50,000 for Q1 2005.

Other
Accounts receivable at March 31, 2006 amounted to $125 compared with $882,000 at December 31, 2005. The large decrease resulted from the receipt of sales and license revenue that had been invoiced to McNeil in Q4 2005.

Contractual Obligations

As at March 31, 2006 PreMD had certain contractual obligations and commitments related to ongoing clinical trials, research agreements and operating leases as follows:

	Total	Less than 1 Year	1 - 2 Years	2 - 5 Years
Clinical Trials	$1,658,000	$1,273,000	$ 385,000	$ nil
Research Agreements	60,000	60,000	nil	nil
Operating Leases	409,000	139,000	$139,000	$131,000
Total	$2,127,000	$1,472,000	$524,000	$131,000

Certain other obligations, totaling up to $350,000, are only payable upon the achievement of specific events.

The $9,828,000 (US$8,210,000) convertible debentures we issued on August 30, 2005 are payable in U.S. dollars and are due in August 2009.

Liquidity and Capital Resources

As at March 31, 2006 PreMD had cash, cash equivalents and short-term investments totaling $7,885,000 ($8,679,000 as at December 31, 2005). We invest our funds in short-term financial instruments and marketable securities. Cash used to fund operating activities during Q1 2006 amounted to $755,000 compared with $1,730,000 in Q1 2005, the decrease resulting from the reduction in accounts receivable.

On August 30, 2005, the Company issued $9,828,000 (US$8,210,000) unsecured convertible debentures, maturing on August 30, 2009, for net proceeds of $8,966,000 after deducting issue fees and expenses of $862,000. The issue costs attributable to the liability component amounted to $521,000 and have been deferred and are being amortized over the life of the debt. The issue costs attributable to the equity component of the convertible debentures and the warrants have been deducted from the respective balances.

To date, the Company has financed its activities through product sales, license revenues, the issuance of shares and convertible debentures and the recovery of ITCs. Management believes that, based on historic cash expenditures and the current expectation of further revenues from product sales, royalties and license fees, its existing cash resources together with the ITC receivable of $260,000 will be sufficient to meet its current operating and capital requirements through at least 2008.

PreMD First Quarter 2006 Report	8

However, the Company’s future capital requirements will depend on many factors, including sales and license revenue growth, continued progress in its product development and clinical programs, time and expense associated with regulatory filings, prosecuting and enforcing its patent claims, and costs associated with obtaining regulatory approvals.

Use of Proceeds from Convertible Debenture Financing

On August 30, 2005 we reported that the net proceeds of the financing would be used for working capital purposes, including to:

•	Accelerate the development of the cancer portfolio;
•	Expand the Company’s pipeline of products; and
•	Pursue strategic growth opportunities.

A summary of the use of proceeds to March 31, 2006 is as follows:

	Estimated Total Use of Proceeds ($)	Approximate Use of Proceeds October 1 - December 31, 2005 ($)	Approximate Use of Proceeds January 1 - March 31, 2006 ($)
Description of Use of Proceeds
Accelerate the development of cancer tests	3,000,000	236,000	725,000
Other general working capital	5,966,000	1,112,000	886,000
Total	8,966,000	1,348,000	1,611,000

Quarterly Financial Information

The following is a summary of unaudited quarterly financial information for each of the last eight quarters.

	2006	2005				2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Product sales	$117	$40,768	$39,902	$332,701	$12,359	$83,258	nil	$100,000
License revenue	$77,051	$918,804	$79,698	$78,081	$76,725	$196,905	$76,725	$26,725
Investment tax credits	$60,000	$31,000	$70,000	$47,923	$50,000	$50,000	$55,000	$63,000
Interest Income	$86,535	$85,781	$36,076	$22,383	$28,890	$34,933	$31,549	$29,637
Net loss	$2,373,762	$788,825	$1,443,941	$1,455,027	$1,301,912	$1,803,625	$1,202,908	$1,479,666
Net loss per share(1): - basic and diluted	$0.11	$0.04	$0.07	$0.07	$0.06	$0.08	$0.06	$0.07
Note:
(1) Net loss per share has been calculated on the basis of net loss for the period divided by the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding for the three months ended March 31, 2006 was 21,551,160 (March 31, 2005: 21,336,977).

PreMD First Quarter 2006 Report	9

Outstanding Share Data

As of the date hereof, PreMD has an aggregate of 21,553,112 common shares outstanding.

Factors That Could Affect Future Results

The forward-looking statements contained in this report are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results or outcomes to differ materially from those described in such forward-looking statements. Investors should carefully consider the risks and uncertainties described below. This list of risks and uncertainties below is not exhaustive. Furthermore, additional risks and uncertainties not presently known to PreMD or that PreMD believes to be immaterial may also adversely affect PreMD’s business.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and the significant degree or risk involved in research, development and marketing. Accordingly, investments in biotechnology companies should be regarded as speculative.

Interest Rate and Foreign Exchange Risk
PreMD is exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. Our cash is invested in short-term, high-grade securities with varying maturities. Since PreMD’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on PreMD’s results of operations. PreMD also makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services. Changes in foreign exchange could also affect our ability to repay the convertible debentures since they are payable in U.S. dollars on maturity in August 2009.

Volatility of Trading Market for PreMD’s Common Shares
The volatility of PreMD’s share price may affect the trading market for PreMD’s common shares. There can be no assurance that an active trading market for the common shares will be sustained. Our share price could fluctuate significantly in the future for a number of reasons, including, among others, future announcements concerning PreMD, quarterly variations in operating results, the introduction of competitive products, reports of results of clinical trials, regulatory developments, and intellectual property developments. In addition, stock markets, in general, and the market for shares of biotechnology and life science companies, in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance or prospects of the affected companies. These broad market fluctuations may affect the market price of PreMD’s common shares.

Other Risks
Additionally, as a company in the early stages of commercialization, there are several risks related to operations, technology access and acceptance, and product performance that have the potential to materially adversely affect PreMD’s long-term prospects. While management is optimistic about PreMD’s future, the following risks and uncertainties, without limitation, should be considered in evaluating the Company:

PreMD First Quarter 2006 Report	10

•	PreMD has no experience in marketing products. If we cannot successfully market and cause acceptance of our products, we will be unable to execute PreMD’s business plan;
•
If PreMD is unable to generate significant revenue and become profitable in the near future, our business will fail. We anticipate that substantially all of our revenue for the next few years will be derived from and dependent on McNeil’s commercialization of PREVU* Skin Sterol Test;

•	If we cannot obtain additional financing required to support business growth, we will be unable to fund PreMD’s continuing operations in the future;
•
We will need to generate cash to pay interest and principal on the convertible debentures. Any conversion of the debentures, exercise of the warrants, or issuance of common shares to pay interest, when permitted, would dilute the interests of our current shareholders;

•
PreMD’s success depends in part on obtaining and maintaining meaningful patent protection on our products and technologies. The protection offered by our patents and patent applications may be challenged, invalidated or circumvented by our competitors, and there is no guarantee that we will be able to obtain or maintain patent protection for our products or product candidates. In addition, our petition to reinstate two of our U.S. patents was denied by the U.S. PTO and, accordingly, we could face additional competition from companies seeking to exploit the intellectual property that was previously covered by these patents;

•
We rely on third parties to manufacture some of our products and any delays, volume constraints or mistakes on the part of such manufacturers could result in cancelled orders and a loss of revenue for PreMD;

•	PreMD faces potential risks of product liability, which may divert funding from ongoing operations and harm operating results;
•	If we are unable to acquire future technology necessary for our products, PreMD may be unable to commercialize new products;
•	The loss of any key employee could impair our ability to execute PreMD’s business plan;
•	Intense competition in the diagnostics industry may harm PreMD’s ability to license and develop products;
•	Any inability by PreMD to develop products and comply with government regulations may hinder or prevent the development and sale of PreMD’s products;
•	PreMD may not be able to obtain reimbursement for its products as governments attempt to control rising healthcare costs; and
•	We do not anticipate paying dividends on our common shares, which may affect investors who require a certain amount of liquidity on their investment.

A detailed discussion of risks and uncertainties is contained in our Annual Information Form for the fiscal year ended December 31, 2005, which is filed with the Ontario Securities Commission (“OSC”) and available at www.sedar.com, and in PreMD’s reports and documents filed from time to time with the U.S. Securities and Exchange Commission (“SEC”), available at www.sec.gov. Except as required by law, PreMD is not under any obligation, and expressly disclaims any obligation, to update forward-looking statements. You should carefully consider the factors set forth in these other reports or documents that PreMD files with the OSC and the SEC.
Dated May 8, 2006

PreMD First Quarter 2006 Report	11

PreMD Inc.
Interim Consolidated Financial Statements

Three months ended March 31, 2006 and 2005
(Unaudited)

NOTICE TO READER

The attached consolidated financial statements have been prepared by the management of PreMD Inc. The consolidated financial statements for the three-month periods ended March 31, 2006 and 2005 have not been reviewed by the auditor of PreMD Inc.

PreMD First Quarter 2006 Report	12

PreMD Inc.
Incorporated under the laws of Canada

CONSOLIDATED BALANCE SHEETS
[In Canadian dollars]

As at March 31, 2006 and December 31, 2005
Unaudited

	March 31,	December 31,
	2006	2005
	$	$

ASSETS
Current
Cash and cash equivalents	229,431	773,199
Short-term investments	7,655,425	7,905,883
Accounts receivable	125	881,891
Inventory	37,245	36,306
Prepaid expenses and other receivables	250,887	317,264
Investment tax credits receivable	260,000	200,000
Total current assets	8,433,113	10,114,543
Deferred financing fees, net of accumulated amortization
of $75,608 [2005 - $43,059]	445,176	477,725
Capital assets, net of accumulated amortization
of $752,092 [2005 - $721,784]	398,426	410,636
Acquired technology, net of accumulated amortization
of $871,484 [2005 - $856,970]	275,772	290,286
	9,552,487	11,293,190

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable	559,181	291,125
Accrued liabilities	751,641	655,113
Current portion of deferred revenue	311,915	311,915
Total current liabilities	1,622,737	1,258,153
Convertible debentures [note 3]	6,133,254	5,893,340
Deferred revenue	2,220,675	2,297,400
Total liabilities	9,976,666	9,448,893

Shareholders' equity (deficiency)
Capital stock [note 5]	24,458,057	24,449,826
Contributed surplus [note 5]	1,938,034	1,840,979
Equity component of convertible debentures [note 3]	2,393,145	2,393,145
Warrants	1,373,718	1,373,718
Deficit	(30,587,133)	(28,213,371)
Total shareholders' equity (deficiency)	(424,179)	1,844,297
	9,552,487	11,293,190
See accompanying notes

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PreMD Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[In Canadian dollars]

Unaudited

	Three months ended March 31,

	2006	2005
	$	$

REVENUE
Product sales	117	12,359
License revenue	77,051	76,725
	77,168	89,084
Cost of product sales	128	11,229
Gross profit	77,040	77,855

EXPENSES
Research and development	1,515,709	642,486
General and administration	639,880	763,865
Interest on convertible debentures	165,514	─
Imputed interest on convertible debentures	198,863	─
Amortization	77,371	52,306
	2,597,337	1,458,657

RECOVERIES AND OTHER INCOME
Investment tax credits	60,000	50,000
Interest	86,535	28,890
	146,535	78,890
Net loss for the period	(2,373,762)	(1,301,912)

Deficit, beginning of period	(28,213,371)	(23,223,666)
Deficit, end of period	(30,587,133)	(24,525,578)

Basic and diluted loss per share	$(0.11)	$(0.06)

Weighted average number of common shares outstanding	21,551,160	21,336,977
See accompanying notes

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PreMD Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
[In Canadian dollars]
Unaudited

	Three months ended March 31,

	2006	2005
	$	$

OPERATING ACTIVITIES
Net loss for the period	(2,373,762)	(1,301,912)
Add items not involving cash
Amortization	77,371	52,306
Stock-based compensation costs included in:
Research and development expense	35,815	30,321
General and administration expense	69,471	98,550
Imputed interest on convertible debentures	198,863	─
Add loss on foreign exchange	62,632	─
Net change in non-cash working capital
balances related to operations [note 6]	1,251,788	(532,221)
Decrease in deferred revenue	(76,725)	(76,725)
Cash used in operating activities	(754,547)	(1,729,681)

INVESTING ACTIVITIES
Short-term investments	186,810	1,635,730
Purchase of capital assets	(18,098)	(35,265)
Cash provided by investing activities	168,712	1,600,465

FINANCING ACTIVITIES
Issuance of capital stock, net of issue costs	─	198,400
Cash provided by financing activities	─	198,400
Effect of exchange rate changes on cash and cash equivalents	42,067	─

Net increase (decrease) in cash and cash equivalents during the period	(543,768)	69,184
Cash and cash equivalents, beginning of period	773,199	239,458
Cash and cash equivalents, end of period	229,431	308,642

Represented by:
Cash	229,431	308,642
	229,431	308,642
See accompanying notes

PreMD First Quarter 2006 Report	15

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006
[In Canadian dollars unless otherwise noted]

(Unaudited)

1.	NATURE OF THE COMPANY AND BASIS OF PRESENTATION
PreMD Inc., formerly IMI International Medical Innovations Inc., [the “Company”], operates in a single business segment and is a predictive medicine company dedicated improving health outcomes with tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The Company develops easy-to-use, accurate and cost-effective tests designed for use in point-of-care and laboratory environments and licenses the global marketing rights to third parties.

The Company currently owns patents for a test to measure skin cholesterol and has in-licensed the technologies for tests to detect the presence of a cancer-specific marker intended for use in colorectal, lung and breast cancer. In addition, the Company has patents pending for color measurement in biological reactions and has a right of first refusal on certain genomics-related technologies in the predictive medicine field.

2.	SIGNIFICANT ACCOUNTING POLICIES
The accompanying unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto for the fiscal year ended December 31, 2005. Where appropriate, these financial statements include estimates based on management’s judgment.

Effective January 1, 2005 the Company adopted the guidelines relating to the disclosure requirements of variable interest entities as required by the Canadian Institute of Chartered Accountants’ [“CICA”] Accounting Guideline No. 15, “Consolidation of Variable Interest Entities”. The Company has reviewed its policies and determined that there was no impact as a result of adopting this pronouncement.

The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2005.

Deferred financing fees
Deferred financing fees relating to the issue of convertible debentures are amortized on a straight-line basis over the term of the debentures. Should the debentures be converted, the unamortized balance of financing costs will be transferred to capital stock

3.	CONVERTIBLE DEBENTURES
On August 30, 2005, the Company completed a financing by way of a private placement of convertible debentures maturing on August 30, 2009, for gross proceeds of $9,827,616 (US$8,210,000). The unsecured debentures bear interest at an annual rate of 7% payable quarterly in cash or common shares at the Company’s option. The number of common shares issuable in satisfaction of interest payments is dependent on the trading price of the shares at the time of the applicable interest payment date. The debentures are convertible to common shares at any time during the term, at the option of the holder, at $3.47 per share. If all the debentures were converted to common shares it would result in the issuance of an additional 2,882,195 common shares. Purchasers of the convertible debentures also received warrants to purchase 1,288,970 common shares at any time before August 30, 2010 at an exercise price

PreMD First Quarter 2006 Report	16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of $3.57 per common share. At any time after one year from the date of issuance of the warrants, the warrants may also be exercised by means of a cashless exercise by the holder.

Of the total amount of the financing, $5,917,209 was recorded as a liability. The fair value of the equity component of the convertible debentures at the date of grant is estimated at $2,393,145 (net of expenses of $228,292), using the Black-Scholes option pricing model. The fair value of the warrants is estimated at $1,176,718 (net of expenses of $112,252), determined using the Black-Scholes option pricing model. The assumptions used to calculate the fair value of the equity component and the warrants are as follows:

	Equity component	Warrants
Volatility	42.7%	41.7%
Risk-free interest rate	3.35%	3.35%
Expected option life	4 years	5 years
Dividend yield	nil	nil

The table below presents a summary of the offering:

	Proceeds ($)	Financing Fees ($)	Net ($)
Issuance of convertible debenture	9,827,616	861,328	8,966,288
Equity component of convertible debenture	(2,621,437)	(228,292)	(2,393,145)
Warrants	(1,288,970)	(112,252)	(1,176,718)
Liability component of convertible debenture	5,917,209	520,784	5,396,425

The liability component will be accreted over time by a charge to the consolidated statement of loss and deficit for imputed interest at an effective rate of 12.75% and at maturity will be equal to the face value of the debentures. All cash repayments, default payments or redemptions of the principal under the debentures shall be made in U.S. dollars.

The table below presents a reconciliation of the valuation of the liability component from the date of issue to March 31, 2006:

($)
Issuance of convertible debenture, August 30, 2005	5,917,209
Changes in foreign exchange rates	(279,398)
Imputed interest	255,529
Balance, December 31, 2005	5,893,340
Changes in foreign exchange rates	41,051
Imputed interest	198,863
Balance, March 31, 2006	6,133,254

4.	STOCK-BASED COMPENSATION
On January 1, 2003, the Company prospectively adopted the recommendations in The Canadian Institute of Chartered Accountants [“CICA”] Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” [“Section 3870”]. The new recommendations are generally applicable only to awards granted after the date of adoption.

Section 3870 requires that options issued to employees are accounted for using the fair value method of accounting. Previously, no compensation expense was recognized for stock options granted to employees.

PreMD First Quarter 2006 Report	17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For stock options awarded to employees prior to January 1, 2003 but subsequent to January 1, 2002, pro forma disclosure of net loss and loss per share is provided as if these awards were accounted for using the fair value method.

The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees between January 1, 2002 and December 31, 2002 had been determined based on the fair value method.

	Three months ended March 31
	2006	2005
Net loss as reported	$(2,373,762)	$(1,301,912)
Estimated stock-based compensation costs	(13,240)	(55,854)
Pro forma net loss	$(2,387,002)	$(1,357,766)
Pro forma basic and diluted loss per common share	$(0.11)	$(0.06)

The assumptions used to calculate the fair value of stock compensation expense using the Black-Scholes option pricing model for options granted in 2002 were approximately as follows: expected volatility of 54.3%; risk free interest rate of 4.06%; expected dividend yield of nil; and an expected life of the options of 5 years. Additional disclosure relating to stock-based compensation is provided in the Company’s financial statements as at and for the fiscal year ended December 31, 2005.

5.	SHARE CAPITAL
a)	Authorized
The authorized capital of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.

b)	Issued and outstanding shares
		Stated	Contributed
	Number	Value	Surplus	Total
Common shares	#	$	$	$
Balance, December 31, 2005	21,547,762	24,449,826	1,840,979	26,290,805
Stock-based compensation expense	─	─	97,055	97,055
Issued under share purchase plan	5,350	8,231	─	8,231
Balance, March 31, 2006	21,553,112	24,458,057	1,938,034	26,396,091

c)	Options

	Shares	Weighted Average Exercise Price
	#	$
Balance, December 31, 2005	2,473,785	3.41
Granted	795,500	1.32
Expired	(353,500)	3.14
Balance, March 31, 2006	2,915,785	3.14

PreMD First Quarter 2006 Report	18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	CONSOLIDATED STATEMENTS OF CASH FLOWS
Changes in non-cash working capital balances related to operations comprise of:

	Three months ended March 31
	2006	2005
Accounts receivable	$ 881,766	$(6,059)
Inventory	(939)	(6,202)
Prepaid expenses and other receivables	66,377	(136,059)
Investment tax credits receivable	(60,000)	(50,000)
Accounts payable and accrued liabilities	364,584	(512,676)
Current portion of deferred revenue	─	178,775
	$1,251,788	$(532,221)

Excluded from the consolidated statements of cash flows for the three months ended March 31, 2006 and  2005, respectively, are accounts payable and accrued liabilities of nil and $46,383 for capital asset  acquisitions.

PreMD First Quarter 2006 Report	19

SHAREHOLDER AND CORPORATE INFORMATION

Corporate Headquarters	Transfer Agent and Registrar

4211 Yonge Street	Equity Transfer Services Inc.
Suite 615	120 Adelaide Street West, Suite 420
Toronto, Ontario	Toronto, Ontario
M2P 2A9	T: 416-361-0152 ext. 221
T: 416-222-3449	www.equitytransfer.com
F: 416-222-4533
www.premdinc.com	Shareholder services provided by the
transfer agent:

Investor Relations Contact	- Change of address
- Eliminate multiple mailings
Sarah Borg-Olivier	- Transfer PreMD shares
Director, Communications	- Other shareholder account inquiries
T: 416-222-3449 ext. 27
sbolivier@premdinc.com
Auditors

Ron Hosking, CA	Ernst & Young LLP, Chartered Accountants
Chief Financial Officer	Ernst & Young Tower
T: 416-222-3449	Toronto Dominion Centre
rhosking@premdinc.com	Toronto, Ontario

General or Investor Inquiries	Legal Counsel

info@premdinc.com	Aird & Berlis LLP
181 Bay Street, Suite 1800
BCE Place
Toronto, Ontario

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo PC
One Financial Center
Boston, Massachusetts